FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 18, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Wimm-Bill-Dann Acquires Mineral Water Plant in Essentuki

Moscow, Russia – October 17, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced that is had acquired 100% of the share capital of Essentuki mineral water plant at the CMW (Caucasian Mineral Waters) Ltd in the town of Essentuki (Stavropol region). Hence, the number of manufacturing facilities comprising Wimm-Bill-Dann has reached 28.

The plant currently produces Novoessentukskaya mineral water in plastic bottles, this water is well represented on the shelves of Moscow supermarket chains. Following the acquisition, Wimm-Bill-Dann is looking to further develop this brand and overhaul the current packaging. The plant’s nameplate production capacity is approximately 8,000 units of 1.5 liter bottles per hour.

Over the past two years prior to the acquisition, Wimm-Bill-Dann has had a co-packing agreement with the plant for the bottling of Essentuki No 4, Essentuki No 17 and Essentuki No 20 in 1.5 liter plastic bottles.

Wimm-Bill-Dann has been producing Essentuki mineral water since 2003 at two production facilities, including a plant acquired by the company in September 2003, where 0.5 liter dark-green glass bottles are being manufactured, and Essentuki mineral water plant at the CMW Ltd, where plastic bottles are being produced within the framework of the co-packing agreement. Both plants are currently working at a very high capacity utilization. Following the acquisition, Wimm-Bill-Dann will increase its production of Essentuki in plastic bottles and add new successful brand Novoessentukskaya to its mineral water portfolio.

-     Ends –

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

109028 Russia

Phone: +7 095 733 9726/9727

Mobile: + 7 095 762 2387

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy products and beverages in Russia. The company was founded in 1992.

The Company currently owns 28 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004– Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003– Small & Mid cap - at the first annual IR Russia Awards Ceremony held in Moscow last year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:
		Name:	Dmitry A.Anisimov
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	October 18, 2005